SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 27, 2003

Commission File Number 333-08072

Provalis plc
 (Translation of registrant's name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No .X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit No.     Description

Exhibit No. 1 - Director Shareholding dated 14 October 2003
Exhibit No. 2 - AGM Statement dated 23 October 2003
Exhibit No. 3 - Director Shareholding dated 24 October 2003
Exhibit No. 1

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

PROVALIS PLC

2. Name of director

PETER EDWARD BREAM

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7. Number of shares / amount of stock acquired

8. Percentage of issued class

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informed

15. Total holding following this notification

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

14.10.03

18. Period during which or date on which exercisable

14.10.06 UNTIL 13.10.13

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved: class, number

250,000 ORDINARY SHARES OF £0.01

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£0.117

22. Total number of shares or debentures over which options held following this notification

250,000

23. Any additional information

NONE

24. Name of contact and telephone number for queries

LEE GREENBURY 01244 833402

25. Name and signature of authorised company official responsible for making this notification

LEE GREENBURY

Date of Notification

14.10.03

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No. 2

For Immediate Release                                                                                                                                                                                23rd October 2003

PROVALIS PLC

ANNUAL GENERAL MEETING OF PROVALIS PLC

At todays Annual General Meeting of Provalis plc (LSE: PRO and NASDAQ: PVLS), the Medical Diagnostics and Pharmaceuticals Group, Frank Harding, Chairman, made the following statement.

"Our results to 30th June 2003 were presented in the first week of September. They demonstrated that 2003 had been a strong year for Provalis, with progress being made by both our medical diagnostic and pharmaceutical businesses. Sales by medical diagnostics increased substantially on the back of Glycosal®'s penetration of the key US diabetes market, and pharmaceutical's sales and profits grew significantly, led in particular by those of our anti-arthritis drug Diclomax®. The Group managed its cash aggressively, reduced its operating loss substantially and reported its first year of net profit, albeit following the recognition of an exceptional profit from the variation of the distribution agreement with Dr Falk Pharma.

Group sales in the first quarter were just over £3m, lower than both expectations and the £3.5m in the same period last year. However, it should be remembered that the first quarter last year was dominated by the one-off sales of Glycosal® instruments and test cartridges to Abbott Laboratories of approximately £0.4m. Although our cash position remains healthy, with cash above expectations, we do anticipate that this sales shortfall will affect the result for the first half of the year.

Sales by the pharmaceutical business were marginally below those of the same quarter last year. The remainder of the year should, however, see sales growth, helped by the launches during November of Diclomax® onto the Irish market and a new, high strength, version of Salofalk® onto both the UK and Irish markets.

We are in discussions with several companies concerning the acquisition, or in-licensing, of new products for the pharmaceutical business, some of which are at an advanced stage. We are also pursuing innovative co-marketing deals on products, particularly for the Ireland market. We hope to make further announcements on these initiatives later in the year.

As mentioned in our Preliminary Results, medical diagnostic's sales to its distributors, particularly of Glycosal® cartridges, were slower in July and August, and although they picked up again in September, overall sales for the first quarter are below expectations and those of last year. This is not that surprising given the sales last year to Abbott.

More encouragingly, our distributors have reported to us that they themselves have had stronger Glycosal® sales in the July to September period than in the previous 3 months, with approximately 1,000 instruments placed in the US alone and the important repeat orders for test cartridges continuing to build steadily. Much of this demand was supplied from stock held within the extended supply chain which is comprised of our distributors and their multiple sub-distributors. Outside the US, our distributors have also informed us that Glycosal® has been introduced into India during October and is continuing its roll-out in Japan, both significant diabetes markets.

Overall, the Board expects the success of Glycosal® to continue and we are anticipating increased shipments from October onwards.

Good progress has been made towards completing the development of G5, our new, fully automated diagnostic test platform, which will initially be used in HbA1c testing. The first instruments came off the production line in the Far East in the last week, and are to go through extensive quality and operational validation before being prepared for the multi-stage clinical trials to be carried out in readiness for our US FDA, and other, regulatory submissions. An introduction day for the product will be held for industry analysts and technical press in the next few months.

Our key goals for the future remain clear:

  To maximise sales by, and profits from, our medical diagnostic and pharmaceutical businesses;
  To complete the development of G5, to secure robust product supply and obtain US FDA, and other, regulatory approvals, and to commence marketing of G5 during calendar 2004; and
  To identify and complete the acquisition or licensing-in of new products for our pharmaceutical business.

Achievement of these goals will further Provalis' progress towards becoming a stable, significant and growing diversified healthcare company.

A further update on Provalis' progress will be given at the announcement of our interim results, which are due in March 2004".

All resolutions proposed at the AGM were duly passed.

END

Provalis' Internet Website ; http://www.provalis.com

"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: Statements in this announcement that relate to future plans, expectations, events, performances and the like are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors. Such factors include, among others: the viability of the Group's products, which are at various stages of development; the generation of sufficient operating cash flow by the Group's pharmaceutical and medical diagnostic businesses to finance the ongoing development of these businesses as well as the Group's research and development activities; the success of the Group's research and development strategy and activities; uncertainties related to future clinical trial results and the associated regulatory process; the execution and success of collaborative agreements with third parties; availability and level of reimbursement for the Group's products from government health administration authorities or other third-party payors; the rate of net cash utilisation within the Group and, hence, the Group's possible need for additional capital in the short, medium and/or long term; the Group's intellectual property position and the success of patent applications for its products and technologies; the Group's dependence on key personnel; general business and economic conditions; the impact of future laws, regulations and policies; stock market trends in the Group's sector; and other factors beyond the Group's control that may cause the Group's available capital resources to be used more quickly than expected. These and other factors that could affect the Company's future results are more fully described in its filings with the US Securities and Exchange Commission, in particular the latest 20-F filing, copies of which are available from the Company Secretary at the Company's registered address.

For further information:-

Dr Phil Gould, Chief Executive Officer, Provalis plc, Tel: 01244 833463
Mr Peter Bream, Finance Director, Provalis plc, Tel: 01244 833552
Mr Lee Greenbury, Company Secretary, Provalis plc, Tel: 01244 833402
Lisa Baderoon, Buchanan Communications, Tel: 0207 466 5000

Notes to Editors

Provalis plc (LSE:PRO and NASDAQ:PVLS) is a diversified healthcare company with two operating businesses:-

  Medical Diagnostics - develops and sells to world markets medical diagnostic products for chronic disease management. The division's principle products are Glycosal® and Osteosal® in the areas of diabetes and osteoporosis respectively.
  Pharmaceuticals - sells and markets its own, and third party, branded, prescription medicines in the UK and Ireland to GPs and hospitals through its own regionally managed sales force. The division's principle product is Diclomax®, a medicine for use in the treatment of musculo-skeletal disorders, and it also sells products in the areas of gastroenterology, osteoporosis, migraine and dermatology.
Exhibit No. 3

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

PROVALIS PLC

2. Name of director

PETER EDWARD BREAM

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7. Number of shares / amount of stock acquired

75,000 ordinary shares

8. Percentage of issued class

0.02%

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

12. Price per share

10.92p

13. Date of transaction

23 October 2003

14. Date company informed

23 October 2003

15. Total holding following this notification

75,000

16. Total percentage holding of issued class following this notification

0.02%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

LEE GREENBURY 01244 833402

25. Name and signature of authorised company official responsible for making this notification

LEE GREENBURY

Date of Notification

24 October 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                        Provalis plc

                                                                     By:/s/ Lee Greenbury

                                                                                    Name: Lee Greenbury
                                                                         Title: Secretary

Date:   October 27, 2003